  EXHIBIT 99.1

2017 Third Quarter
Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED AUGUST 31, 2017

The following Management Discussion and Analysis (“MD&A”) should be read in conjunction with the August 31, 2017 condensed unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. The condensed unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as outlined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”). Our accounting policies have the potential to have a significant impact on our condensed unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature. The information contained in this document is current in all material respects as of October 10, 2017 unless otherwise noted.

Unless the context otherwise requires, the terms “we”, “us”, “our”, “Intellipharmaceutics”, and the “Company” refer to Intellipharmaceutics International Inc. and its subsidiaries. Any reference in this document to our “products” includes a reference to our product candidates and future products we may develop. Whenever we refer to any of our current product candidates (including additional product strengths of products we are currently marketing), no assurances can be given that we, or any of our strategic partners, will successfully commercialize or complete the development of any of such product candidates or future products under development or proposed for development, that regulatory approvals will be granted for any such product candidate or future product, or that any approved product will be produced in commercial quantities or sold profitably.

Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada. We refer in this document to information regarding potential markets for our products, product candidates and other industry data. We believe that all such information has been obtained from reliable sources that are customarily relied upon by companies in our industry. However, we have not independently verified any such information.

Intellipharmaceutics™, Hypermatrix™, Drug Delivery Engine™, IntelliFoam™, IntelliGITransporter™, IntelliMatrix™, IntelliOsmotics™, IntelliPaste™, IntelliPellets™, IntelliShuttle™, RexistaTM, nPODDDS™, PODRAS™ and Regabatin™ are our trademarks. These trademarks are important to our business. Although we may have omitted the “TM” trademark designation for such trademarks in this document, all rights to such trademarks are nevertheless reserved. Unless otherwise noted, other trademarks used in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “plans to”, “anticipates”, “believes”, “estimates”, “predicts”, “confident”, “prospects”, “potential”, “continue”, “intends”, "look forward", “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements.

Risks, uncertainties and other factors that could affect our actual results include, but are not limited to, the effects of general economic conditions, securing and maintaining corporate alliances, our estimates regarding our capital requirements and the effect of capital market conditions and other factors, including the current status of our product development programs, on capital availability, the estimated proceeds (and the expected use of any proceeds) we may receive from any offering of our securities, the potential dilutive effects of any future financing, potential liability from and costs of defending pending or future litigation, our ability to maintain compliance with the continued listing requirements of the principal markets on which our securities are traded, our programs regarding research, development and commercialization of our product candidates, the timing of such programs, the timing, costs and uncertainties regarding obtaining regulatory approvals to market our product candidates and the difficulty in predicting the timing and results of any product launches, the timing and amount of profit-share payments from our commercial partners, and the timing and amount of any available investment tax credits. Other factors that could cause actual results to differ materially include but are not limited to:

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the actual or perceived benefits to users of our drug delivery technologies, products and product candidates as compared to others;

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our ability to establish and maintain valid and enforceable intellectual property rights in our drug delivery technologies, products and product candidates;

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the scope of protection provided by intellectual property for our drug delivery technologies, products and product candidates;

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the actual size of the potential markets for any of our products and product candidates compared to our market estimates;

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our selection and licensing of products and product candidates;

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our ability to attract distributors and/or commercial partners with the ability to fund patent litigation and with acceptable product development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

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sources of revenues and anticipated revenues, including contributions from distributors and commercial partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

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our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

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the rate and degree of market acceptance of our products;

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delays in product approvals that may be caused by changing regulatory requirements;

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the difficulty in predicting the timing of regulatory approval and launch of competitive products;

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the difficulty in predicting the impact of competitive products on volume, pricing, rebates and other allowances;

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the number of competitive product entries, and the nature and extent of any aggressive pricing and rebate activities that may follow;

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the inability to forecast wholesaler demand and/or wholesaler buying patterns;

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the seasonal fluctuation in the numbers of prescriptions written for our Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, which may produce substantial fluctuations in revenues;

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the timing and amount of insurance reimbursement regarding our products;

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changes in laws and regulations affecting the conditions required by the United States Food and Drug Administration (“FDA”) for approval, testing and labeling of drugs including abuse or overdose deterrent properties, and changes affecting how opioids are regulated and prescribed by physicians;

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changes in laws and regulations, including Medicare and Medicaid, affecting among other things, pricing and reimbursement of pharmaceutical products;

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changes in U.S. federal income tax laws currently being considered, including, but not limited to, the U.S. changing the method by which foreign income is taxed and resulting changes to the passive foreign investment company laws and regulations which may impact our shareholders;

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the success and pricing of other competing therapies that may become available;

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our ability to retain and hire qualified employees;

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the availability and pricing of third-party sourced products and materials;

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challenges related to the development, commercialization, technology transfer, scale-up, and/or process validation of manufacturing processes for our products or product candidates;

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the manufacturing capacity of third-party manufacturers that we may use for our products;

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potential product liability risks;

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the recoverability of the cost of any pre-launch inventory should a planned product launch encounter a denial or delay of approval by regulatory bodies, a delay in commercialization, or other potential issues;

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the successful compliance with FDA, Health Canada and other governmental regulations applicable to us and our third party manufacturers’ facilities, products and/or businesses;

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our reliance on commercial partners, and any future commercial partners, to market and commercialize our products and, if approved, our product candidates;

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difficulties, delays, or changes in the FDA approval process or test criteria for Abbreviated New Drug Applications (“ANDAs”) and New Drug Applications (“NDAs”);

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challenges in securing final FDA approval for our product candidates, including oxycodone hydrochloride extended release tablets (previously referred to as RexistaTM)(“Oxycodone ER”) in particular, if a patent infringement suit is filed against us, with respect to any particular product candidates (such as in the case of Oxycodone ER), which could delay the FDA’s final approval of such product candidates;

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healthcare reform measures that could hinder or prevent the commercial success of our products and product candidates;

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the FDA may not approve requested product labeling for our product candidate(s) having abuse-deterrent properties targeting common forms of abuse (oral, intra-nasal and intravenous);

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risks or uncertainties related to the Company’s ability to implement and execute its plan to regain compliance with NASDAQ continued listing standards;

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risks associated with cyber-security and the potential for vulnerability of our digital information or the digital information of a current and/or future drug development or commercialization partner of ours; and

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risks arising from the ability and willingness of our third-party commercialization partners to provide documentation that may be required to support information on revenues earned by us from those commercialization partners.

Additional risks and uncertainties relating to us and our business can be found in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S. which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events, and are based on what we believe are reasonable assumptions as of the date of this document. We disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of our actual operating results.

CORPORATE DEVELOPMENTS

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In September 2017 the Company received a Complete Response Letter ("CRL") for its Oxycodone ER NDA, indicating that the FDA could not approve the application in its present form. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete the relevant Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse, and that Intellipharmaceutics submit an alternate proposed proprietary name for Oxycodone ER. Intellipharmaceutics has been given one year to respond to the CRL, and can request additional time if necessary.

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In September 2017, the Company announced that it has received written notification (the "Notification Letter") from The NASDAQ Stock Market LLC ("Nasdaq") notifying the Company that it is not in compliance with the minimum market value of listed securities requirement set forth in Nasdaq Rules for continued listing on The Nasdaq Capital Market. The Notification Letter does not impact the Company's listing on The Nasdaq Capital Market at this time. Nasdaq Listing Rule 5550(b)(2) requires listed securities to maintain a minimum market value of US $35.0 million, and Listing Rule 5810(c)(3)(C) provides that a failure to meet the minimum market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company's common shares for the 30 consecutive business days from August 8, 2017, the Company no longer meets the minimum market value of listed securities requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until March 19, 2018, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company's common shares must have a market value of at least US $35.0 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by March 19, 2018, the Company may be eligible for additional time to regain compliance.

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In July 2017, the Company announced a purported class action complaint was filed in the U.S. District Court for the Southern District of New York (the “S.D.N.Y Court”) (No. 1:17-cv-05761) by Shawn Shanawaz on behalf of himself and all others similarly situated against the Company and two of its executive officers. The complaint alleges that the Company and the executive officers violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.  Subsequently in August 2017, two additional substantially similar (in substance and relief sought) actions were filed by Guy Braverman (No. 1:17-cv-06045) and David Ducharme (No. 1:17-cv-06621) in the S.D.N.Y. Court. We anticipate that all three actions will be consolidated into one complaint. The Company and its management intend to vigorously defend against the allegations set forth in the complaints.

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In July 2017, the Company announced that the Anesthetic and Analgesic Drug Products Advisory Committee and Drug Safety and Risk Management Advisory Committee of the FDA (the “FDA Advisory Committee”) voted 22 to 1 in finding that the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets should not be approved at this time. The committees also voted 19 to 4 that the Company has not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there are not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

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In June 2017, we announced that Mallinckrodt LLC (“Mallinckrodt”), in its capacity as the Company’s marketing and distribution partner, launched all strengths of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release tablets) in the U.S.   This launch follows the recent final approval from the FDA for the Company's ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths. The approved product is a generic equivalent of the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by Astra Zeneca Pharmaceuticals LP (“AstraZeneca”). Under its license and commercial supply agreement with Mallinckrodt, the Company manufactures and supplies generic Seroquel XR® for Mallinckrodt to market, sell and distribute in the U.S.

There can be no assurance that our generic Seroquel XR® product will be successfully commercialized or produce significant revenues for us. Also, there can be no assurance that we will not be required to conduct further studies for our Oxycodone ER product, that the FDA will approve any of the Company’s requested abuse-deterrence label claims or that the FDA will ultimately approve the NDA for the sale of our Oxycodone ER product in the U.S. market, or that it will ever be successfully commercialized, that we will be successful in submitting any additional ANDAs or NDAs with the FDA or Abbreviated New Drug Submissions (“ANDSs”) with Health Canada, that the FDA or Health Canada will approve any of our current or future product candidates for sale in the U.S. market and Canadian market, or that they will ever be successfully commercialized and produce significant revenue for us. Also, there can be no assurance that the Company can achieve Nasdaq’s minimum market value of listed securities or other requirements.

BUSINESS OVERVIEW

On October 22, 2009, Intellipharmaceutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a court-approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada and the common shares of which are traded on the Toronto Stock Exchange and NASDAQ.

We are a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. Our patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract (“GIT”), diabetes and pain.

In November 2005, we entered into the license and commercialization agreement between Par Pharmaceutical Inc. (“Par”) and us (as amended, the “Par agreement”), pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). Under the Par agreement, we made a filing with the FDA for approval to market generic Focalin XR® capsules in various strengths in the U.S. (the “Company ANDA”), and are the owner of that Company ANDA, as approved in part by the FDA. We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA, to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA recently granted final approval under the Par ANDA for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths, and we believe Par is preparing to launch the remaining 5 and 40 mg strengths in the near future. Under the Par agreement, we receive quarterly profit share payments on Par’s U.S. sales of generic Focalin XR®. We expect revenues from sales of the generic Focalin XR® capsules to continue to grow for the next several quarters as the newly approved strengths begin to gain market share. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized.

In February 2017, we received final approval from the FDA for our ANDA for metformin hydrochloride extended release tablets in the 500 and 750 mg strengths. Our newly-approved product is a generic equivalent for the corresponding strengths of the branded product Glucophage® XR sold in the U.S. by Bristol-Myers Squibb. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity, however, we are continuing to evaluate options to realize commercial returns from this new approval through a potential partnership arrangement. There can be no assurance that our metformin hydrochloride extended release tablets for the 500 and 750 mg strengths will be successfully commercialized.

In February 2016, we received final approval from the FDA of our ANDA for generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths. Our generic Keppra XR® is a generic equivalent for the corresponding strengths of the branded product Keppra XR® sold in the U.S. by UCB, Inc., and is indicated for use in the treatment of partial onset seizures associated with epilepsy. We are aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are actively exploring the best approach to maximize our commercial returns from this approval. There can be no assurance that our generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017, our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180-day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord Healthcare (“Accord”). The Company has manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. There can be no assurance that our generic Seroquel XR® in any of the 50, 150, 200, 300 and 400 mg strengths will be successfully commercialized.

In October 2016, we announced a license and commercial supply agreement with Mallinckrodt, granting Mallinckrodt an exclusive license to market, sell and distribute in the U.S. the following licensed products which have either been launched (generic Seroquel XR) or for which we have ANDAs filed with the FDA (the “Mallinckrodt agreement”):

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Quetiapine fumarate extended-release tablets (generic Seroquel XR®) – Approved and launched
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Desvenlafaxine extended-release tablets (generic Pristiq®) – ANDA Under FDA Review
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Lamotrigine extended-release tablets (generic Lamictal® XR™) – ANDA Under FDA Review

Under the terms of the 10-year agreement, we received a non-refundable upfront payment of $3 million in October 2016. In addition, the agreement also provides for a long-term profit sharing arrangement with respect to these licensed products (which includes up to $11 million in cost recovery payments that are payable on future sales of licensed product). We have agreed to manufacture and supply the licensed products exclusively for Mallinckrodt on a cost plus basis. The Mallinckrodt agreement contains customary terms and conditions for an agreement of this kind, and is subject to early termination in the event we do not obtain FDA approvals of the Mallinckrodt licensed products by specified dates, or pursuant to any one of several termination rights of each party.

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue. We intend to do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing. We believe that full integration of development and manufacturing will help maximize the value of our drug delivery technologies, products and product candidates. We also believe that out-licensing sales and marketing to established organizations, when it makes economic sense to do so, will improve our return from our products while allowing us to focus on our core competencies. We expect expenditures in investing activities for the purchase of production, laboratory and computer equipment and the expansion of manufacturing and warehousing capability to be higher as we prepare for the commercialization of ANDAs, one NDA and one ANDS that are pending FDA and Health Canada approval, respectively.

STRATEGY

Our Hypermatrix™ technologies are central to the development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Hypermatrix™ technologies are a multidimensional controlled-release drug delivery platform that we believe can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of these technologies allows us to develop complex drug delivery solutions within an industry-competitive timeframe. Based on this technology platform, we have developed several drug delivery systems and a pipeline of products (some of which have received FDA approval) and product candidates in various stages of development, including ANDAs filed with the FDA (and one ANDS filed with Health Canada) and one NDA filing, in therapeutic areas that include neurology, cardiovascular, GIT, diabetes and pain. Certain, but not all, of the products in our pipeline may be developed from time to time for third parties pursuant to drug development agreements with those third parties, under which our commercialization partner generally pays certain of the expenses of development, sometimes makes certain milestone payments to us and receives a share of revenues or profits if the drug is developed successfully to completion, the control of which is generally in the discretion of our drug development partner.

The principal focus of our development activities previously targeted difficult-to-develop controlled-release generic drugs which follow an ANDA regulatory path. Our current development effort is increasingly directed towards improved difficult-to-develop controlled-release drugs which follow an NDA 505(b)(2) regulatory pathway. We have increased our research and development (“R&D”) emphasis towards specialty new product development, facilitated by the 505(b)(2) regulatory pathway, by advancing the product development program for both Oxycodone ER and RegabatinTM. The technology that is central to our abuse deterrent formulation of our Oxycodone ER is the novel Point of Divergence Drug Delivery System (“nPODDDS™”). nPODDDS™ is designed to provide for certain unique drug delivery features in a product. These include the release of the active substance to show a divergence in a dissolution and/or bioavailability profile. The divergence represents a point or a segment in a release timeline where the release rate, represented by the slope of the curve, changes from an initial rate or set of rates to another rate or set of rates, the former representing the usually higher rate of release shortly after ingesting a dose of the drug, and the latter representing the rate of release over a later and longer period of time, being more in the nature of a controlled-release or sustained action. It is applicable for the delivery of opioid analgesics in which it is desired to discourage common methods of tampering associated with misuse and abuse of a drug, and also dose dumping in the presence of alcohol. It can potentially retard tampering without interfering with the bioavailability of the product.

In addition, our Paradoxical OverDose Resistance Activating System (“PODRAS™”) delivery technology was initially introduced to enhance our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate. The PODRASTM delivery technology platform was designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. Certain aspects of our PODRAS technology are covered by U.S. Patent Nos. 9,522,119, 9,700,515 and 9,700,516 and Canadian Patent No. 2,910,865 issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose” in December 2016 and July 2017. The issuance of these patents provides us with the opportunity to accelerate our PODRAS™ development plan over the next year by pursuing proof of concept studies in humans. We intend to incorporate this technology in an alternate Oxycodone ER product candidate.

The NDA 505(b)(2) pathway (which relies in part upon the FDA’s findings for a previously approved drug) both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities. An advantage of our strategy for development of NDA 505(b)(2) drugs is that our product candidates can, if approved for sale by the FDA, potentially enjoy an exclusivity period which may provide for greater commercial opportunity relative to the generic ANDA route.

The market we operate in is created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are three ways that we employ our controlled-release technologies, which we believe represent substantial opportunities for us to commercialize on our own or develop products or out-license our technologies and products:

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For existing controlled-release (once-a-day) products whose active pharmaceutical ingredients (“APIs”) are covered by drug molecule patents about to expire or already expired, or whose formulations are covered by patents about to expire, already expired or which we believe we do not infringe, we can seek to formulate generic products which are bioequivalent to the branded products. Our scientists have demonstrated a successful track record with such products, having previously developed several drug products which have been commercialized in the U.S. by their former employer/clients. The regulatory pathway for this approach requires ANDAs for the U.S. and ANDSs for Canada.

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For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. Among other out-licensing opportunities, these drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product. These can potentially protect against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

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Some of our technologies are also focused on the development of abuse-deterrent and overdose preventive pain medications. The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are aptly suited to developing abuse-deterrent pain medications. The regulatory pathway for this approach requires NDAs via a 505(b)(2) application for the U.S. or corresponding pathways for other jurisdictions where applicable.

We intend to collaborate in the development and/or marketing of one or more products with partners, when we believe that such collaboration may enhance the outcome of the project. We also plan to seek additional collaborations as a means of developing additional products. We believe that our business strategy enables us to reduce our risk by (a) having a diverse product portfolio that includes both branded and generic products in various therapeutic categories, and (b) building collaborations and establishing licensing agreements with companies with greater resources thereby allowing us to share costs of development and to improve cash-flow. There can be no assurance that we will be able to enter into additional collaborations or, if we do, that such arrangements will be commercially viable or beneficial.

OUR DRUG DELIVERY TECHNOLOGIES

HypermatrixTM

Our scientists have developed drug delivery technology systems, based on the Hypermatrix™ platform, that facilitate controlled-release delivery of a wide range of pharmaceuticals. These systems include several core technologies, which enable us to flexibly respond to a wide range of drug attributes and patient requirements, producing a desired controlled-release effect. Our technologies have been incorporated in drugs manufactured and sold by major pharmaceutical companies.
This group of drug delivery technology systems is based upon the drug active ingredient (“drug active”) being imbedded in, and an integral part of, a homogeneous (uniform), core and/or coatings consisting of one or more polymers which affect the release rates of drugs, other excipients (compounds other than the drug active), such as for instance lubricants which control handling properties of the matrix during fabrication, and the drug active itself. The Hypermatrix™ technologies are the core of our current marketing efforts and the technologies underlying our existing development agreements.

nPODDDSTM

In addition to continuing efforts with Hypermatrix™ as a core technology, our scientists continue to pursue novel research activities that address unmet needs. Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) is an NDA candidate with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. The technology that supports our abuse deterrent formulation of oxycodone is the nPODDDS™ Point of Divergence Drug Delivery System. The use of nPODDDS™ does not interfere with the bioavailability of oxycodone. We intend to apply the nPODDDS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PODRASTM

Our Paradoxical OverDose Resistance Activating System (PODRAS™) delivery technology is designed to prevent overdose when more pills than prescribed are swallowed intact. Preclinical studies of prototypes of oxycodone with PODRAS technology suggest that, unlike other third-party abuse-deterrent oxycodone products in the marketplace, if more tablets than prescribed are deliberately or inadvertently swallowed, the amount of drug active released over 24 hours may be substantially less than expected. However, if the prescribed number of pills is swallowed, the drug release should be as expected. We are currently working on an alternate Oxycodone ER product candidate incorporating our PODRAS™ delivery technology. In April 2015, the FDA published Guidance for Industry: Abuse-Deterrent Opioids — Evaluation and Labeling, which cited the need for more efficacious abuse-deterrence technology. In this Guidance, the FDA stated, “opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria.” The FDA reviewed our request for Fast Track designation for our abuse deterrent Oxycodone ER development program incorporating PODRAS™, and in May 2015 notified us that the FDA had concluded that we met the criteria for Fast Track designation. Fast Track is a designation assigned by the FDA in response to an applicant’s request which meets FDA criteria. The designation mandates the FDA to facilitate the development and expedite the review of drugs intended to treat serious or life threatening conditions and that demonstrate the potential to address unmet medical needs.

In December 2016 and July 2017, we obtained U.S. Patent Nos. 9,522,119, 9,700,515 and 9,700,516 and Canadian Patent No. 2,910,865 were issued by the U.S. Patent and Trademark Office and the Canadian Intellectual Property Office in respect of “Compositions and Methods for Reducing Overdose”. The issued patents cover aspects of the PODRAS™ delivery technology. The issuance of these patents represents a significant advance in our abuse deterrence technology platform. The PODRAS™ platform has the potential to positively differentiate our technology from others of which we are aware, and may represent an important step toward addressing the FDA’s concern over the ingestion of a number of intact pills or tablets. In addition to its use with opioids, the PODRASTM platform is potentially applicable to a wide range of drug products, inclusive of over-the-counter drugs, that are intentionally or inadvertently abused and cause harm by overdose to those who ingest them. We intend to incorporate this technology in an alternate Oxycodone ER product candidate. We intend to apply the PODRAS™ technology platforms to other extended release opioid drug candidates (e.g., oxymorphone, hydrocodone, hydromorphone and morphine) utilizing the 505(b)(2) regulatory pathway.

PRODUCTS AND PRODUCT CANDIDATES

The table below shows the present status of our ANDA, ANDS and NDA products and product candidates that have been disclosed to the public.

Generic Name	Brand	Indication	Stae of Development (1)	Regulatory Pathway	Market Size (in millions)(2)	Rights(3)
Dexmethylphenidate hydrochloride extended-release capsules	Focalin XR®	Attention deficit hyperactivity disorder	Received final approval for 5, 10,15, 20, 25, 30, 35 and 40 mg strengths from FDA(4)	ANDA	$802	Intellipharmaceutics and Par
Levetiracetam extended-release tablets	Keppra XR®	Partial onset seizures for epilepsy	Received final approval for the 500 and 750 mg strengths from FDA	ANDA	$134	Intellipharmaceutics
Venlafaxine hydrochloride extended-release capsules	Effexor XR®	Depression	ANDA application for commercialization approval for 3 strengths under review by FDA	ANDA	$693	Intellipharmaceutics
Pantoprazole sodium delayed- release tablets	Protonix®	Conditions associated with gastroesophageal reflux diseas	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$337	Intellipharmaceutics
Metformin hydrochloride extended-release tablets	Glucophage® XR	Management of type 2 diabetes	Received final approval for 500 and 750 mg strengths from FDA	ANDA	$528 (500 and 700 mg only)	Intellipharmaceutics
Quetiapine fumarate extended-release tablets	Seroquel XR®	Schizophrenia, bipolar disorder & major depressive disorder	Received final FDA approval for all 5 strengths. ANDS under review by Health Canada	ANDA/ ANDS	$557	Intellipharmaceutics and Mallinckrodt
Lamotrigine extended-release tablets	Lamictal® XR™	Anti-convulsant for epilepsy	ANDA application for commercialization approval for 6 strengths under review by FDA	ANDA	$531	Intellipharmaceutics and Mallinckrodt
Desvenlafaxine extended-release tablets	Pristiq®	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$582	Intellipharmaceutics and Mallinckrodt
Trazodone hydrochloride extended-release tablets	Oleptro™	Depression	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$1	Intellipharmaceutics
Carvedilol phosphate extended- release capsules	Coreg CR®	Heart failure, hypertension	Late-stage development	ANDA	$214	Intellipharmaceutics
Oxycodone hydrochloride controlled-release capsules	OxyContin®	Pain	NDA application accepted February 2017 and under review by FDA	NDA 505(b)(2)	$1,940	Intellipharmaceutics
Pregabalin extended-release capsules	Lyrica®	Neuropathic pain	Investigational New Drug (“IND”) application submitted in August 2015	NDA 505(b)(2)	$4,578	Intellipharmaceutics
Ranolazine extended-release tablets	Ranexa®	Chronic angina	ANDA application for commercialization approval for 2 strengths under review by FDA	ANDA	$926	Intellipharmaceutics

Notes:

(1)
There can be no assurance as to when, or if at all, the FDA or Health Canada will approve any product candidate for sale in the U.S. or Canadian markets.

(2)
Represents sales for all strengths, unless otherwise noted, for the 12 months ended August 2017 in the U.S., including sales of generics in TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer’s published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price. Source: Symphony Health Solutions Corporation. The information attributed to Symphony Health Solutions Corporation herein is provided as is, and Symphony makes no representation and/or warranty of any kind, including but not limited to, the accuracy and/or completeness of such information.

(3)
For unpartnered products, we are exploring licensing agreement opportunities or other forms of distribution. While we believe that licensing agreements are possible, there can be no assurance that any can be secured.

(4)
Includes a Company ANDA final approval for our 15 and 30 mg strengths, and a Par ANDA final approval for their 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. Profit sharing payments to us under the Par agreement are the same irrespective of the ANDA owner.

We typically select products for development that we anticipate could achieve FDA or Health Canada approval for commercial sales several years in the future. However, the length of time necessary to bring a product to the point where the product can be commercialized can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA and Health Canada review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

Dexmethylphenidate hydrochloride, a Schedule II restricted product (drugs with a high potential for abuse) in the U.S., is indicated for the treatment of attention deficit hyperactivity disorder. In November 2005, we entered into the Par agreement pursuant to which we granted Par an exclusive, royalty-free license to make and distribute in the U.S. all of our FDA approved strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for a period of 10 years from the date of commercial launch (which was November 19, 2013). We retain the right to make and distribute all strengths of the generic product outside of the U.S. Calendar quarterly profit-sharing payments for its U.S. sales under the Company ANDA are payable by Par to us as calculated pursuant to the Par agreement. Within the purview of the Par agreement, Par also applied for and owns an ANDA pertaining to all marketed strengths of generic Focalin XR® (the “Par ANDA”), and is now approved by the FDA to market generic Focalin XR® capsules in all marketed strengths in the U.S. As with the Company ANDA, calendar quarterly profit-sharing payments are payable by Par to us for its U.S. sales of generic Focalin XR® under the Par ANDA as calculated pursuant to the Par agreement.

We received final approval from the FDA in November 2013 under the Company ANDA to launch the 15 and 30 mg strengths of our generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. Commercial sales of these strengths were launched immediately by our commercialization partner in the U.S., Par. Our 5, 10, 20 and 40 mg strengths were also then tentatively FDA approved, subject to the right of Teva Pharmaceuticals USA, Inc. (“Teva”) to 180 days of generic exclusivity from the date of first launch of such products. Teva launched its own 5, 10, 20 and 40 mg strengths of generic Focalin XR® capsules on November 11, 2014, February 2, 2015, June 22, 2015 and November 19, 2013, respectively. In January 2017, Par launched the 25 and 35 mg strengths of its generic Focalin XR® capsules in the U.S., and in May 2017, Par launched the 10 and 20 mg strengths, complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par. The FDA recently had granted final approval under the Par ANDA (as defined below) for its generic Focalin XR® capsules in the 5, 10, 15, 20, 25, 30, 35 and 40 mg strengths. We believe Par is preparing to launch the remaining 5 and 40 mg strengths in the near future. As the first filer of an ANDA for generic Focalin XR® in the 25 and 35 mg strengths, Par had 180 days of U.S. generic marketing exclusivity for those strengths. There can be no assurance as to when or if any further launches will occur for the remaining strengths, or if they will be successfully commercialized.

Levetiracetam – Generic Keppra XR® (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2016 for the 500 and 750 mg strengths of our generic Keppra XR® (levetiracetam extended-release) tablets. Keppra XR®, and the drug active levetiracetam, are indicated for use in the treatment of partial onset seizures associated with epilepsy. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are actively exploring the best approach to maximize the commercial returns from this approval. There can be no assurance that the Company's generic Keppra XR® for the 500 and 750 mg strengths will be successfully commercialized.

Metformin hydrochloride – Glucophage® XR (a registered trademark of the brand manufacturer)

We received final approval from the FDA in February 2017 for the 500 and 750 mg strengths of our generic Glucophage® XR (metformin hydrochloride extended release) tablets. Glucophage® XR, and the drug active metformin, are indicated for use in the management of type 2 diabetes treatment. The Company is aware that several other generic versions of this product are currently available and serve to limit the overall market opportunity. We are continuing to evaluate options to realize commercial returns from this new approval. There can be no assurance that our metformin extended-release tablets for the 500 and 750 mg strengths will be successfully commercialized.

Oxycodone ER (Abuse Deterrent Oxycodone Hydrochloride Extended-Release Tablets, formerly known as RexistaTM)

One of our non-generic products under development is our Oxycodone ER (abuse deterrent oxycodone hydrochloride extended release tablets) product candidate, intended as an abuse and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain. Our Oxycodone ER is a new drug candidate, with a unique long acting oral formulation of oxycodone intended to treat moderate-to-severe pain when a continuous, around the clock opioid analgesic is needed for an extended period of time. The formulation is intended to present a significant barrier to tampering when subjected to various forms of physical and chemical manipulation commonly used by abusers. It is also designed to prevent dose dumping when inadvertently co-administered with alcohol. Dose dumping is the rapid release of an active ingredient from a controlled-release drug into the blood stream that can result in increased toxicity, side effects, and a loss of efficacy. Dose dumping can result by consuming the drug through crushing, taking with alcohol, extracting with other beverages, vaporizing or injecting. In addition, when crushed or pulverized and hydrated, the proposed extended release formulation is designed to coagulate instantaneously and entrap the drug in a viscous hydrogel, which is intended to prevent syringing, injecting and snorting. Our Oxycodone ER formulation is difficult to abuse through the application of heat or an open flame, making it difficult to inhale the active ingredient from burning. Our Oxycodone ER formulation contains a blue dye that is emitted once the tablet is tampered with or crushed. This blue dye may act as a deterrent if abused orally or via the intra-nasal route and may also serve as an early warning mechanism to flag potential misuse or abuse.

In March 2015, we announced the results of three definitive open label, blinded, randomized, cross-over, Phase I pharmacokinetic clinical trials in which our Oxycodone ER was compared to the existing branded drug OxyContin® under single dose fasting, single dose steady-state fasting and single dose fed conditions in healthy volunteers. We had reported that the results from all three studies showed that Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, i.e., on the measure of maximum plasma concentration or Cmax, on the measure of area under the curve time (AUCt) and on the measure of area under the curve infinity (AUCinf).

In May 2015, the FDA provided us with notification regarding our IND submission for Oxycodone ER indicating that we would not be required to conduct Phase III studies if bioequivalence to OxyContin® was demonstrated based on pivotal bioequivalence studies.

In January 2016, we announced that pivotal bioequivalence trials of our Oxycodone ER, dosed under fasted and fed conditions, had demonstrated bioequivalence to OxyContin® (oxycodone hydrochloride) extended release tablets as manufactured and sold in the U.S. by Purdue Pharma L.P. The study design was based on FDA recommendations and compared the lowest and highest strengths of exhibit batches of our Oxycodone ER to the same strengths of OxyContin®. The results show that the ratios of the pharmacokinetic metrics, Cmax, AUC0-t and AUC0-f for Oxycodone ER vs OxyContin®, are within the interval of 80% - 125% required by the FDA with a confidence level exceeding 90%. Having now demonstrated such bioequivalence, we believe we will not be required to conduct Phase III studies although no assurance can be given that we will not be required to conduct further studies for Oxycodone ER. The FDA notification is significant as it provides a basis for an accelerated development plan for our Oxycodone ER product candidate, without the need for more costly and time consuming Phase III studies.

In July 2016, we announced the results of a food effect study conducted on our behalf for Oxycodone ER. The study design was a randomized, one-treatment two periods, two sequences, crossover, open label, laboratory-blind bioavailability study for Oxycodone ER following a single 80 mg oral dose to healthy adults under fasting and fed conditions. The study showed that Oxycodone ER can be administered with or without a meal (i.e., no food effect). Oxycodone ER met the bioequivalence criteria (90% confidence interval of 80% to 125%) for all matrices, involving maximum plasma concentration and area under the curve (i.e., Cmax ratio of Oxycodone ER taken under fasted conditions to fed conditions, and AUC metrics taken under fasted conditions to fed conditions). We believe that Oxycodone ER is well differentiated from currently marketed oral oxycodone extended release products.

In November 2016, we filed an NDA seeking authorization to market our Oxycodone ER in the 10, 15, 20, 30, 40, 60 and 80 mg strengths, relying on the 505(b)(2) regulatory pathway which allowed us to reference data from Purdue Pharma L.P.’s file for its OxyContin® (extended release oxycodone hydrochloride). In February 2017, the FDA accepted for filing our NDA, and set a Prescription Drug User Fee Act (“PDUFA”) target action date of September 25, 2017. Our submission is supported by pivotal pharmacokinetic studies that demonstrated that Oxycodone ER is bioequivalent to OxyContin®. The submission also includes abuse-deterrent studies conducted to support abuse-deterrent label claims related to abuse of the drug by various pathways, including oral, intra-nasal and intravenous, having reference to the FDA's "Abuse-Deterrent Opioids — Evaluation and Labeling" guidance published in April 2015.

Our NDA was filed under Paragraph IV of the Hatch-Waxman Act, as amended. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of the OxyContin® patents (as defined below) listed in the Orange Book (as defined below), or that such patents are invalid, and so notified all holders of the subject patents of such certification.  On April 7, 2017, we received notice that the Purdue litigation plaintiffs (as defined below) had commenced patent infringement proceedings (the “Purdue litigation”) against us in the U.S. District Court for the District of Delaware in respect of tour NDA filing for Oxycodone ER, alleging that our Oxycodone ER product infringes six (6) out of the sixteen (16) patents.  The complaint seeks injunctive relief as well as attorneys’ fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed. As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. We are confident that we do not infringe the subject patents, and will vigorously defend against these claims.

In June 2017, we announced that a FDA Advisory Committee meeting was scheduled for July 26, 2017 to review our NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The submission requests that our Oxycodone ER product candidate include product label claims to support the inclusion of language regarding abuse-deterrent properties for the intravenous route of administration.

In July 2017, the Company announced that the FDA Advisory Committee voted 22 to 1 in finding that the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets should not be approved at this time. The committees also voted 19 to 4 that the Company has not demonstrated that Oxycodone ER has properties that can be expected to deter abuse by the intravenous route of administration, and 23 to 0 that there are not sufficient data for Oxycodone ER to support inclusion of language regarding abuse-deterrent properties in the product label for the intravenous route of administration. The committees expressed a desire to review the additional safety and efficacy data for Oxycodone ER that may be obtained from human abuse potential studies for the oral and intranasal routes of administration.

In September 2017 the Company received a CRL from the FDA for the Oxycodone ER NDA. In its CRL, the FDA provided certain recommendations and requests for information, including that Intellipharmaceutics complete the relevant Category 2 and Category 3 studies to assess the abuse-deterrent properties of Oxycodone ER by the oral and nasal routes of administration. The FDA also requested additional information related to the inclusion of the blue dye in the Oxycodone ER formulation, which is intended to deter abuse. The FDA also requested that Intellipharmaceutics submit an alternate proposed proprietary name for Oxycodone ER. The FDA determined that it cannot approve the application in its present form. Intellipharmaceutics has been given one year to respond to the CRL, and can request additional time if necessary. The Company announced in September 2017 that it had already planned the additional Category 2 and Category 3 studies the FDA has requested and it does not expect that the conduct of these studies will impact the Company’s anticipated commercialization timeline for Oxycodone ER.

There can be no assurance that the studies will be adequate, that we will not be required to conduct further studies for Oxycodone ER, that the FDA will approve any of the Company’s requested abuse-deterrence label claims or that the FDA will ultimately approve our NDA for the sale of Oxycodone ER in the U.S. market, or that it will ever be successfully commercialized.

Quetiapine fumarate extended-release tablets - Generic Seroquel XR® (a registered trademark of the brand manufacturer)

In October 2016, we received tentative approval from the FDA for our ANDA for quetiapine fumarate extended-release tablets in the 50, 150, 200, 300 and 400 mg strengths, and in May 2017, our ANDA received final FDA approval for all of these strengths. Our approved product is a generic equivalent for the corresponding strengths of the branded product Seroquel XR® sold in the U.S. by AstraZeneca. Pursuant to a settlement agreement between us and AstraZeneca dated July 30, 2012, we were permitted to launch our generic versions of the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR®, on November 1, 2016, subject to FDA final approval of our ANDA for those strengths. Our final FDA approval followed the expiry of 180-day exclusivity periods granted to the first filers of generic equivalents to the branded product, which were shared by Par and Accord. The Company manufactured and shipped commercial quantities of all strengths of generic Seroquel XR® to our marketing and distribution partner Mallinckrodt, and Mallinckrodt launched all strengths in June 2017. There can be no assurance that our generic Seroquel XR® in any of the 50, 150, 200, 300 and 400 mg strengths will be successfully commercialized.

Regabatin™ XR (Pregabalin Extended-Release)

Another Intellipharmaceutics non-generic controlled-release product under development is Regabatin™ XR, pregabalin extended-release capsules. Pregabalin is indicated for the management of neuropathic pain associated with diabetic peripheral neuropathy, postherpetic neuralgia, spinal cord injury and fibromyalgia. A controlled-release version of pregabalin should reduce the number of doses patients take, which could improve patient compliance, and therefore possibly enhance clinical outcomes. Lyrica® pregabalin, twice-a-day ("BID") dosage and three-times-a-day ("TID") dosage, are drug products marketed in the U.S. by Pfizer Inc. There is no controlled-release formulation on the market at this time. A controlled-release version of pregabalin should reduce the number of doses patients take, potentially improving patient compliance, and therefore potentially improving clinical outcomes.

In 2014, we conducted and analyzed the results of six Phase I clinical trials involving a twice-a-day formulation and a once-a-day formulation. For formulations directed to certain indications which include fibromyalgia, the results suggested that Regabatin™ XR 82.5 mg BID dosage was comparable in bioavailability to Lyrica® 50 mg (immediate-release pregabalin) TID dosage. For formulations directed to certain other indications which include neuropathic pain associated with diabetic peripheral neuropathy, the results suggested that Regabatin™ XR 165 mg once-a-day dosage was comparable in bioavailability to Lyrica® 75 mg BID dosage.

In March 2015, the FDA accepted a Pre-Investigational New Drug (“Pre-IND”) meeting request for our once-a-day Regabatin™ XR non-generic controlled release version of pregabalin under the NDA 505(b)(2) regulatory pathway, with a view to possible commercialization in the U.S. at some time following the December 30, 2018 expiry of the patent covering the pregabalin molecule. Regabatin™ XR is based on our controlled release drug delivery technology platform which utilizes the symptomatology and chronobiology of fibromyalgia in a formulation intended to provide a higher exposure of pregabalin during the first 12 hours of dosing. Based on positive feedback and guidance from the FDA, we submitted an IND application for RegabatinTM XR in August 2015. The FDA completed its review of the IND application and provided constructive input that we will use towards further development of the program.

There can be no assurance that any additional Phase I or other clinical trials we conduct will meet our expectations, that we will have sufficient capital to conduct such trials, that we will be successful in submitting an NDA 505(b)(2) filing with the FDA, that the FDA will approve this product candidate for sale in the U.S. market, or that it will ever be successfully commercialized.

SELECTED FINANCIAL INFORMATION

	For the three months ended		For the nine months ended
	August 31,	August 31,	August 31,	August 31,
	2017	2016	2017	2016
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	$	$	$	$
Revenue:	1,189,739	554,925	4,426,617	1,677,906
Expenses:	3,181,755	2,586,001	9,807,041	7,709,212
Loss from operations	(2,550,314)	(2,110,156)	(6,346,504)	(6,230,273)
Loss per common share, basic and diluted	(0.08)	(0.07)	(0.21)	(0.24)

As at	August 31, 2017	November 30, 2016
	(UNAUDITED)	(AUDITED)
	$	$
Cash	735,156	4,144,424
Total assets	6,658,374	7,974,689

Convertible debenture	1,316,516	1,494,764
Total liabilities	7,451,145	6,858,425
Shareholders' (deficit) equity	(792,771)	1,116,264
Total liabilities and shareholders equity	6,658,374	7,974,689

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the following accounting policies that we believe require application of management’s most significant judgments, often requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Disclosure regarding our ability to continue as a going concern is included in Note 1 to our condensed unaudited interim consolidated financial statements for the three and nine months ended August 31, 2017.

Use of Estimates

The preparation of the condensed unaudited interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products and other incidental services. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par. Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

The Company also has a license and commercial supply agreement with Mallinckrodt which provides Mallinckrodt an exclusive license to market sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt. Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC topic 605. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the condensed unaudited interim consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and R&D activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the R&D process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the fiscal quarter ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the three and nine months ended August 31, 2017, the Company recognized $75,000 and $225,000 of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva which it continues to record as deferred revenue as the criteria for revenue recognition have not been met.

As of August 31, 2017, the Company has recorded a deferred revenue balance of $2,887,500 (November 30, 2016 -$3,112,500) relating to the underlying contracts, of which $450,000 is considered a current liability.

Other incidental services

Incidental services which the Company may provide from time to time include, consulting advice provided to other organizations regarding FDA standards. Revenue is earned and realized when all of the following conditions are met: (i) there is persuasive evidence of an arrangement; (ii) service has been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured.

Research and development costs

Research and development costs related to continued R&D programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

Inventory

Inventories comprise raw material, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of August 31, 2017, the Company had inventories of $187,416 relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, the monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The Company’s functional and reporting currency is the U.S. dollar.

Future accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In June 2014, the FASB issued ASU No. 2014-12 in response to the consensus of the Emerging Issues Task Force on EITF Issue 13-D. The ASU clarifies that entities should treat performance targets that can be met after the requisite service period of a share-based payment award as performance conditions that affect vesting. Therefore, an entity would not record compensation expense (measured as of the grant date without taking into account the effect of the performance target) related to an award for which transfer to the employee is contingent on the entity’s satisfaction of a performance target until it becomes probable that the performance target will be met. No new disclosures are required under the ASU. The ASU’s guidance is effective for all entities for reporting periods (including interim periods) beginning after December 15, 2015. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows. In March 2016, the FASB issued new guidance ASU No. 2016-09 which simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, accounting for forfeitures, and classification on the statement of cash flows. The guidance is effective for reporting periods (including interim periods) beginning after December 15, 2016. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on May 1, 2018, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

Revised Prior Quarter Amounts

While preparing our November 30, 2016 year-end financial statements, we identified and corrected a non-cash error related to the accounting for the modification of performance-based stock options. In April 2016, our shareholders approved a two-year extension of the expiry date of the performance-based options from September 2016 to September 2018. We determined that this modification resulted in a non-cash expense that should have been reflected in our 2016 second quarter results. As stock-based compensation is a non-cash item, this error did not impact net cash provided from operations in the second quarter of fiscal 2016, nor did it have any impact on our annual financial statements for the year ended November 30, 2016. This error resulted in an understatement in the second quarter of fiscal 2016 of stock-based compensation charged to R&D expense, with a corresponding understatement of additional paid in capital, of $1,177,782. We recorded the expense in the fourth quarter ended November 30, 2016.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market of our product candidates in various jurisdictions and any resulting licensing revenue, milestone revenue, product sales, the number of competitive products and the extent of any aggressive pricing activity, wholesaler buying patterns, the timing and amount of payments received pursuant to our current and future collaborations with third parties, the existence of any first-to-file exclusivity periods, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

	For the three months ended				For the nine months ended
	August 31,	August 31,			August 31,	August 31,
	2017	2016	Change		2017	2016	Change
	(UNAUDITED)	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)
	$	$	$	%	$	$	$	%
Revenue:

Licensing	1,189,739	554,925	634,814	114%	4,426,617	1,677,906	2,748,711	164%

	1,189,739	554,925	634,814	114%	4,426,617	1,677,906	2,748,711	164%

Cost of goods sold
Cost of goods sold	376,054	-	376,054	-	587,426	-	587,426	-

Gross margin	813,685	554,925	258,760	47%	3,839,191	1,677,906	2,161,285	129%

Expenses:
Research and development	2,298,804	1,633,150	665,654	41%	7,007,503	4,904,405	2,103,098	43%
Selling, general and administrative	756,635	855,597	(98,962)	-12%	2,468,436	2,521,427	(52,991)	-2%
Depreciation	126,316	97,254	29,062	30%	331,102	283,380	47,722	17%
	3,181,755	2,586,001	595,754	23%	9,807,041	7,709,212	2,097,829	27%

Loss from operations	(2,368,070)	(2,031,076)	(336,994)	17%	(5,967,850)	(6,031,306)	63,456	-1%

Net foreign exchange gain/(loss)	(90,875)	(26,163)	(64,712)	247%	(73,569)	(31,715)	(41,854)	132%
Interest income	5	-	5	-	15,030	204	14,826	7268%
Interest expense	(91,374)	(52,917)	(38,457)	73%	(320,115)	(167,456)	(152,659)	91%
Net loss and comprehensive loss	(2,550,314)	(2,110,156)	(440,158)	21%	(6,346,504)	(6,230,273)	(116,231)	2%

Three months ended August 31, 2017 compared to the three months ended August 31, 2016

Revenue
The Company recorded revenues of $1,189,739 for the three month period ended August 31, 2017, compared to $554,925 for the three months ended August 31, 2016. A significant portion of our revenue is from commercial sales of generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules under the Par agreement. The increase in revenues from the prior period quarter is due to Par’s launch of additional strengths of generic Focalin XR® capsules in the U.S. in 2017 and also reflects revenue from the Company’s generic Seroquel XR® launched by Mallinckrodt in June 2017. The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® declined in July 2017 as the 6 month exclusivity period expired, however, revenue from all strengths of the product are higher in the current period than in the comparative three month period. Revenue for the third quarter of fiscal 2017 also includes sales of the Company’s generic Seroquel XR® launched by Mallinckrodt in June 2017. As several generic competitors entered the market in May 2017, Seroquel XR® sales volumes did not reach the levels anticipated for the first three months. Sales on a month over month basis have shown improvement as generic Seroquel XR® begins to see good traction with key accounts and large wholesalers and the Company expects revenues from this product to increase going forward. Revenues under the Par and Mallinckrodt agreements represent the commercial sales of the generic products and may not be representative of future sales.

Cost of goods sold
The Company recorded cost of goods sold of $376,054 for the three months ended August 31, 2017 versus $Nil for the three months ended August 31, 2016. Cost of sales for the three months ended August 31, 2017, reflects the Company’s shipment of generic Seroquel XR® to Mallinckrodt launched in June 2017. As the product was launched in the current period, no cost of goods were recorded in the prior year.

Research and Development
Expenditures for R&D for the three months ended August 31, 2017 were higher by $665,654 compared to the three months ended August 31, 2016. The increase is primarily due to higher third party consulting fees associated with our preparation for the FDA Advisory Committee meeting in relation to our Oxycodone ER NDA filing.

In the three months ended August 31, 2017, we recorded $12,951 as expense for stock based compensation for R&D employees. In the three months ended August 31, 2016, we recorded $144,326 as expenses for stock-based compensation expense. Stock-based compensation expense is a non-cash item.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the three months ended August 31, 2017 were higher by $797,029 compared to the three months ended August 31, 2016 due to an increase in third party R&D expenditures.

Selling, General and Administrative
Selling, general and administrative expenses were $756,635 for the three months ended August 31, 2017 in comparison to $855,597 for the three months ended August 31, 2016, a decrease of $98,962. The decrease is primarily due to the lower expenses related to a decrease in wages, and marketing cost, partially offset by an increase in occupancy cost, which are discussed in greater detail below.

Expenditures for wages and benefits for the three months ended August 31, 2017 were $308,572 in comparison to $429,805 in the three months ended August 31, 2016, a decrease of $121,233, primarily due to higher stock based compensation expense recorded in the three months ended August 31, 2016. For the three months ended August 31, 2017, we recorded $19,154 as an expense for stock-based compensation compared to an expense of $188,032 for the three months ended August 31, 2016.

Administrative costs for the three months ended August 31, 2017 were $251,876 in comparison to $250,875 in the three months ended August 31, 2016.

Marketing costs for the three months ended August 31, 2017 were $160,957 in comparison to $130,565 in the three months ended August 31, 2016. The increase is attributable to the increase in travel expenditures related to business development and investor relations activities.

Occupancy costs for the three months ended August 31, 2017 were $35,230 in comparison to $44,352 for the three months ended August 31, 2016. The decrease is primarily due to a decrease in expenditures in maintenance related to our leased premises.

Depreciation
Depreciation expenses for the three months ended August 31, 2017 were $126,316 in comparison to $97,254 in the three months ended August 31, 2016. The increase is primarily due to a higher rate of investment in production, laboratory and computer equipment during the most recent quarter.

Net Foreign Exchange Loss
Foreign exchange loss was $90,875 for the three months ended August 31, 2017 in comparison to a loss of $26,163 in the three months ended August 31, 2016. The foreign exchange gain for the three months ended August 31, 2017 was due to the weakening of the U.S. dollar against the Canadian dollar during the three months ended August 31, 2017 as the exchange rates changed to $1.00 for C$1.2536 as at August 31, 2017 from $1.00 for C$1.3500 as at May 31, 2017. The foreign exchange loss for the three months ended August 31, 2016 was due to the modest weakening of the U.S. dollar against the Canadian dollar during the three months ended August 31, 2015 as the exchange rates changed to $1.00 for C$1.3116 as at August 31, 2016 from $1.00 for C$1.3110 as at May 31, 2016.

Interest Expense
Interest expense for the three months ended August 31, 2017 was higher by $38,457 compared with the prior period. This is primarily because the interest expense paid on an unsecured convertible debenture in the original principal amount of $1.5 million (the “Debenture”), which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15.2% in the third quarter of 2017 in comparison to the third quarter of 2016 when the Debenture imputed interest was approximately 4.2%.

Net Loss
The Company recorded net loss for the three months ended August 31, 2017 of $2,550,314, or $0.08 per common share, compared with a net loss of $2,110,156, or $0.07 per common share, for the three months ended August 31, 2016. In the three months ended August 31, 2017, the higher net loss is primarily attributed to an increase in third-party R&D expenditures, partially offset by a higher licensing revenue from commercial sales of generic Focalin XR® and generic Seroquel XR® in the third quarter of 2017. During the three months ended August 31, 2016, the loss was due to ongoing R&D and selling, general and administrative expenses, including an increase in options expense, partially offset by licensing revenues from commercial sales of generic Focalin XR®.

Nine Months Ended August 31, 2017 Compared to the Nine Month Ended August 31, 2016

Revenue
The Company recorded revenues of $4,426,617 for the nine months ended August 31, 2017 versus $1,677,906 for the nine months ended August 31, 2016. Revenues consisted primarily of licensing revenues from commercial sales of the 10,15, 20, 25, 30 and 35 mg of generic Focalin XR® under the Par agreement. The increase in revenues in the current year period is primarily due to Par’s January 2017 launch of the 25 and 35 mg strengths of generic Focalin XR® capsules in the U.S and also reflects some revenue from the Company’s generic Seroquel XR® launched by Mallinckrodt in June 2017. The Company’s revenues on the 25 and 35 mg strengths of generic Focalin XR® showed a decline commencing July 2017 when their 6 month exclusivity expired, however, we believe the product continues to remain competitively positioned in the market. The Company’s revenues on the 10 and 20 mg strengths of generic Focalin XR® in the nine months ended August 31, 2017 are negligible due to their launch date being late August 2017. Revenues under the Par and Mallinckrodt agreements represents the commercial sales of the generic products in those strengths and may not be representative of future sales.

Cost of goods sold
The Company recorded cost of goods sold of $587,426 for the nine months ended August 31, 2017 versus $Nil for the nine months ended August 31, 2016. Cost of sales for the nine months ended August 31, 2017, reflects the Company’s shipments of generic Seroquel XR® to Mallinckrodt which are manufactured by the Company and supplied to Mallinckrodt on a cost-plus basis.

Research and Development
Expenditures for R&D for the nine months ended August 31, 2017 were higher by $2,103,098 compared to the nine months ended August 31, 2016. The increase is primarily due to higher stock option compensation expense as a result of certain performance-based stock options vesting upon FDA approval of quetiapine fumarate extended release tablets in the 50, 150, 200, 300 and 400 mg strengths, as detailed below. R&D expenses for the most recent quarter are also higher due to higher third party consulting fees associated with our preparation for the FDA Advisory Committee meeting in relation to our Oxycodone ER NDA filing. As noted above under “Revised Prior Quarter Amounts”, the R&D expenses for the nine months ended August 31, 2016 should have been higher by $1,177,782 as a result of our shareholders approving an extension of the expiry date of certain performance-based stock options.

In the nine months ended August 31, 2017, we recorded $1,614,977 of expenses for stock-based compensation for R&D employees, of which $1,577,772 was for expenses related to performance-based stock options which vested on FDA approval for metformin hydrochloride extended release tablets in February 2017 and FDA approval of our quetiapine fumarate extended release tablets in May 2017. In the nine months ended August 31, 2016 we recorded $795,729 as expense for stock based compensation for R&D employees, of which $620,632 was for expenses related to performance-based stock options which vested on FDA approval of our generic Keppra XR® in February 2016. Stock-based compensation expense is a non-cash item.

After adjusting for the stock-based compensation expenses discussed above, expenditures for R&D for the nine months ended August 31, 2017 were higher by $1,283,850 compared to the nine months ended August 31, 2016. The increase was primarily due to higher compensation expense, costs related to preparing for the FDA Advisory Committee meeting, as well as an increase in third party R&D expenditures.

Selling, General and Administrative
Selling, general and administrative expenses were $2,468,436 for the nine months ended August 31, 2017 in comparison to $2,521,427 for the nine months ended August 31, 2016, a decrease of $52,991. The decrease is due to lower wages and benefits and administrative costs offset by higher expenses related to marketing cost and occupancy cost discussed in greater detail below.

Expenditures for wages and benefits for the nine months ended August 31, 2017 were $891,274 in comparison to $1,007,806 in the nine months ended August 31, 2016. For the nine months ended August 31, 2017, we recorded $61,997 as expense for stock-based compensation compared to an expense of $237,487 for the nine months ended August 31, 2016. After adjusting for the stock-based compensation expenses, expenditures for wages for the nine months ended August 31, 2017 were higher by $58,958 compared to the nine months ended August 31, 2016. The increase is attributable to higher compensation expense for certain administrative employees.

Administrative costs for the nine months ended August 31, 2017 were $1,084,435 in comparison to $1,088,219 in the nine months ended August 31, 2016. The decrease relates primarily to lower professional fees.

Marketing costs for the nine months ended August 31, 2017 were $390,012 in comparison to $337,490 in the nine months ended August 31, 2016. This increase is primarily the result of an increase in travel expenditures related to business development and investor relations activities.

Occupancy costs for the nine months ended August 31, 2017 were $102,715 in comparison to $87,912 for the nine months ended August 31, 2016. The increase is due to the incremental cost of leasing an adjoining facility in order to meet the Company’s anticipated growth requirements.

Depreciation
Depreciation expenses for the nine months ended August 31, 2017 were $331,102 in comparison to $283,380 in the nine months ended August 31, 2016. The increase is primarily due to the additional investment in production, laboratory and computer equipment during the nine months ended August 31, 2017.

Foreign Exchange Loss
Foreign exchange loss was $73,569 for the nine months ended August 31, 2017 in comparison to a loss of $31,715 in the nine months ended August 31, 2016. The foreign exchange loss for the nine months ended August 31, 2017 was due to the weakening of the U.S. dollar against the Canadian dollar during the nine months ended August 31, 2017 as the exchange rates changed to $1.00 for C$1.3500 as at August 31, 2017 from $1.00 for C$1.3429 as at November 30, 2016. The foreign exchange loss for the nine months ended August 31, 2016 was due to the weakening of the U.S. dollar against the Canadian dollar during the nine months ended August 31, 2016 as the exchange rates changed to $1.00 for C$1.3116 as at August 31, 2016 from $1.00 for C$1.3353 as at November 30, 2015.

During the nine months ended August 31, 2017, the exchange rate averaged $1.00 for C$1.3607 compared to $1.00 for C$1.3280 for the nine months ended August 31, 2016.

Interest Income
Interest income for the nine months ended August 31, 2017 was higher by $14,826 in comparison to the prior period. For the nine months ended August 31, 2017 interest was higher largely due to interest received on input tax credit refunds under the Scientific Research and Experimental Development (“SR&ED”) program.

Interest Expense
Interest expense for the nine months ended August 31, 2017 was higher by $152,659 compared with the prior period. This is due to interest expense paid in 2017 on the Debenture which accrues interest payable at 12% annually and the related conversion option embedded derivative accreted at an annual imputed interest of approximately 15.2%, in comparison to the first nine months of 2016 when the Debenture imputed interest was approximately 4.2%.

Net Loss
The Company recorded net loss for the nine months ended August 31, 2017 of $6,346,504 or $0.21 per common share, compared with a net loss of $6,230,273 or $0.24 per common share for the nine months ended August 31, 2016. In the nine months ended August 31, 2017, the net loss was attributed to the ongoing R&D and selling, general and administrative expenses, partially offset by licensing revenues from commercial sales of generic Focalin XR® and to a lesser extent, sales of generic Seroquel XR® shipped to Mallinckrodt. The net loss in 2017 is similar to 2016 due to an increase in performance based stock option expense and higher third party R&D expenditures, offset by higher licensing revenues from commercial sales of Focalin XR® and generic Seroquel XR®. Revenue from commercial sales of Focalin XR® and generic Seroquel XR® in the nine months ended August 31, 2017, was $3,236,878 versus $1,122,981 in the prior period. This is primarily due to the launch of additional strengths of Focalin XR® in 2017 as well as the launch of generic Seroquel XR®. In the nine months ended August 31, 2016, the net loss is attributed to lower licensing revenues from commercial sales of generic Focalin XR® and, to a lesser extent, due to ongoing R&D and selling, general and administrative expenses, including an increase in options expense.

As noted above under “Revised Prior Quarter Amounts”, this error resulted in an understatement in the second quarter of fiscal 2016 of stock-based compensation charged to R&D expense, resulting in the net loss for the three months ended August 31, 2016 being understated by $1,177,782 due to a non-cash error.

SUMMARY OF QUARTERLY RESULTS

The table below outlines selected financial data for the eight most recent quarters. The quarterly results are unaudited and have been prepared in accordance with U.S. GAAP, for interim financial information.

			Loss per share
	Revenue	Net loss	Basici	Dilutedi
Quarter Ended	$	$	$	$
August 31, 2017	1,189,739	(2,550,314)	(0.08)	(0.08)
May 31, 2017	2,001,512	(1,805,329)	(0.06)	(0.06)
February 28, 2017	1,235,366	(1,990,861)	(0.07)	(0.07)
November 30, 2016	569,096	(3,913,304)	(0.13)	(0.13)
August 31, 2016	554,925	(2,110,156)	(0.07)	(0.07)
May 31, 2016	556,044	(2,000,077)	(0.08)	(0.08)
February 29, 2016	566,937	(2,120,040)	(0.09)	(0.09)
November 30, 2015	845,103	(3,132,788)	(0.13)	(0.13)
 (i) Quarterly per share amounts may not sum due to rounding

It is important to note that historical patterns of revenue and expenditures cannot be taken as an indication of future revenue and expenditures. Net loss has been variable over the last eight quarters, and has been impacted primarily by the commercial sales of generic Focalin XR® capsules, the level of our R&D spending, availability of funding and the vesting or modification of performance-based stock options. The higher net loss in the third quarter of 2017 is primarily due to lower licensing revenue as a result of the expiration of exclusivity on the 25 and 35 mg strengths of generic Focalin XR® resulting in higher than normal wholesaler returns, along with higher expenses related to the FDA Advisory Committee meeting in July 2017. The lower net loss in the second quarter of 2017 is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® in the 25 and 35 mg strengths complementing the 15 and 30 mg strengths of our generic Focalin XR® marketed by Par., partially offset by an increase in performance-based options expense and higher third party consulting fees. The lower net loss in the first quarter of 2017 is primarily attributed to higher licensing revenues from commercial sales of generic Focalin XR® due to Par’s launch of the 25 and 35 mg strengths of its generic Focalin XR® capsules in that quarter, partially offset by an increase in performance-based options expense and legal and other professional fees. The higher net loss in the fourth quarter of 2016 is attributable the accrual of management bonuses (there were no management bonuses paid in fiscal 2015) and additional compensation costs related to vested performance-based options as a result of the Company’s shareholders approving an extension of the expiry date of the performance-based stock options. As noted above under “Revised Prior Quarter Amounts”, the latter item represents a non-cash error that should have been expensed in the second quarter of 2016, resulting in the fourth quarter net loss being overstated by $1,177,782 and the second quarter net loss understated by the same amount. The net losses in the first, second and third quarter of 2016 are fairly consistent and attributable to lower licensing revenues from commercial sales of generic Focalin XR® as the Company continued to face stiff generic competition throughout fiscal 2016. The higher net loss in the fourth quarter of 2015 is attributed to ongoing R&D and selling, general and administrative expense, including a significant increase in third party clinical studies.

LIQUIDITY AND CAPITAL RESOURCES

	For the three months ended				For the nine months ended
	August 31,	August 31,			August 31,	August 31,
	2017	2016	Change		2017	2016	Change
	(UNAUDITED)	(UNAUDITED)			(UNAUDITED)	(UNAUDITED)
	$	$	$	%	$	$	$	%
Cash flows used in operating activities	(1,354,713)	(3,863,237)	2,508,524	-65%	(4,027,439)	(6,988,449)	2,961,010	-42%
Cash flows from financing activities	920,334	5,730,211	(4,809,877)	-84%	2,443,869	7,345,338	(4,901,469)	-67%
Cash flows used in investing activities	(306,083)	(56,941)	(249,142)	438%	(1,825,698)	(128,724)	(1,696,974)	1318%
(Decrease) increase in cash	(740,462)	1,810,033	(2,550,495)	-141%	(3,409,268)	228,165	(3,637,433)	-1594%
Cash, beginning of period	1,475,618	173,328	1,302,290	751%	4,144,424	1,755,196	2,389,228	136%
Cash, end of period	735,156	1,983,361	(1,248,205)	-63%	735,156	1,983,361	(1,248,205)	-63%

The Company had cash of $735,156 as at August 31, 2017 compared to $1,475,618 as at May 31, 2017. The decrease in cash during the three months ended August 31, 2017 was mainly a result of our ongoing expenditures in R&D and selling, general, and administrative expenses, which includes increased consulting fees incurred to prepare for the July 26, 2017 FDA Advisory Committee meeting and an increase in purchases of plant and production equipment to support our generic Seroquel XR® launch, which were only partially offset by higher cash receipts from commercialized sales of our generic Focalin XR® and cash receipts provided from financing activities derived from common share sales under the Company’s at-the-market offering program. The increase in cash during the three months ended August 31, 2016 was mainly a result of an increase in cash flows provided from financing activities due to the closing of an underwritten public offering and common share sales under the Company’s at-the-market offering program, partially offset by an increase in cash flow used in operating activities related to R&D activities and a decrease in purchases of production, laboratory and computer equipment.

For the three and nine months ended August 31, 2017, net cash flows used in operating activities increased to $1,354,713 and $4,027,439 as compared to net cash flows used in operating activities for the three and nine months ended August 31, 2016 of $3,863,237 and $6,988,449. The decrease was primarily due to a significant reduction in accounts payable and accrued liabilities in the prior period as well as a reduction of inventory and accounts receivable levels in the current period.

R&D costs, which are a significant portion of the cash flows used in operating activities, related to continued internal R&D programs are expensed as incurred. However, equipment and supplies are capitalized and amortized over their useful lives if they have alternative future uses. For the three months ended August 31, 2017 and the three months ended August 31, 2016, R&D expense was $2,298,804, and $1,633,150, respectively. The increase was mainly due to consulting fees associated with our preparation for the FDA Advisory Committee meeting in relation to our Oxycodone ER NDA filing.

For the three and nine months ended August 31, 2017, net cash flows provided from financing activities of $920,334 and $2,443,869 principally related to at-the-market issuances of common shares, including and to the exercise of warrants, offset by payments on the convertible debenture. For the three and nine months ended August 31, 2016, net cash flows provided from financing activities of $5,730,211 and $7,345,338 were principally related to the June 2016 underwritten public offering.

For the three and nine months ended August 31, 2017, net cash flows used in investing activities of $306,083 and $1,825,698 related primarily to purchase of plant and production equipment required to support our generic Seroquel XR® launch. For the three and nine months ended August 31, 2016, net cash flows used in investing activities of $56,941 and $128,724 related mainly to minor purchase of production, laboratory and computer equipment.

All non-cash items have been added back or deducted from the consolidated unaudited interim statements of cash flows.

With the exception of the quarter ended February 28, 2014, the Company has incurred losses from operations since inception. To date, the Company has funded its R&D activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement and funds received under commercial license agreements. Since November 2013, research has also been funded from revenues from sales of our generic Focalin XR® capsules for the 15 and 30 mg strengths. With the launch of the 25 and 35 mg strengths by Par in January 2017, the launch of the 10 and 20 mg strengths in May 2017 along with the anticipated launch of the 5 and 40 mg strengths in the near future, we expect revenues of generic Focalin XR® to show improvement going forward. As of August 31, 2017, the Company had a cash balance of $0.7 million. As of October 10, 2017, our cash balance was $0.3 million. We currently expect to satisfy our operating cash requirements until December 2017 from cash on hand and quarterly profit share payments from Par and Mallinckrodt, supplemented by proceeds from equity issuances as necessary. Should our marketing and distribution partner, Mallinckrodt, continue to grow sales of our generic Seroquel XR® at anticipated rates, then we expect to be cash flow positive around the middle of fiscal 2018. Failing this, the Company may need to obtain additional funding prior to that time as we further the development of our product candidates and if we accelerate our product commercialization activities. There can be no assurance as to when or if Par will launch the remaining two strengths of its generic Focalin XR® and, if launched, whether they will be successfully commercialized, or if sales of generic Seroquel XR® will continue to grow at expected levels. If necessary, we expect to utilize the equity markets to bridge any funding shortfall and to provide capital to continue to advance our most promising product candidates. Our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Although there can be no assurances, such capital may come from revenues from the sales of our generic Focalin XR® capsules, from sales of our generic Seroquel XR® tablets, from potential partnering opportunities for approved products, or from proceeds of the Company’s at-the-market offering program. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all. Our cash requirements for R&D during any period depend on the number and extent of the R&D activities we focus on. At present, we are working principally on our Oxycodone ER 505(b)(2), and selected generic, product candidate development projects. Our development of Oxycodone ER will require significant expenditures, including costs to defend against the Purdue litigation. For our RegabatinTM XR 505(b)(2) product candidate, Phase III clinical trials can be capital intensive, and will only be undertaken consistent with the availability of funds and a prudent cash management strategy. We anticipate some investment in fixed assets and equipment over the next several months, the extent of which will depend on cash availability.

Effective September 28, 2017, the maturity date for the Debenture was extended to October 1, 2018. The Company currently expects to repay the current outstanding principal amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

The availability of equity or debt financing will be affected by, among other things, the results of our R&D, our ability to obtain regulatory approvals, our success in commercializing approved products with our commercial partners and the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if we raise additional funds by issuing equity securities, our then existing security holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due. Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the Purdue plaintiffs patent litigation case and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

OUTSTANDING SHARE INFORMATION

As at August 31, 2017, the Company has 31,023,152 common shares issued and outstanding, which is an increase of 1,233,160 when compared to November 30, 2016. The number of shares outstanding increased as a result of exercises of warrants for 168,009 common shares, the sale of 1,058,151 common shares under our at-the-market offering program and exercises of options for 7,000 common shares. In November 2013, we entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which we originally could from time to time sell up to 5,305,484 of our common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on the NASDAQ or otherwise. During the three and nine months ended August 31, 2017, an aggregate of 464,989 and 1,058,151 (three and nine months ended August 31, 2016 – 217,707 and 973,311) common shares were sold on NASDAQ for gross proceeds of $1,047,143 and $2,495,615 (three and nine months ended August 31, 2016 – $414,034 and $1,962,049), with net proceeds to the Company of $1,017,378 and $2,423,621 (three and nine months ended August 31, 2016 – $402,010 and $1,903,916), respectively, under the at-the-market offering program. During the three and nine months ended August 31, 2017, Roth received aggregate compensation of $29,766 and $71,994 (three and nine months ended August 31, 2016 – $12,024 and $58,133), respectively, in connection with such sales. As a result of prior sales of the Company’s common shares under the equity distribution agreement, the Company may in the future offer and sell its common shares with an aggregate purchase price of up to $2,927,071 pursuant to the at-the-market program (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations). There can be no assurance that any additional shares will be sold under the at-the-market program. The number of options outstanding as of August 31, 2017 is 5,383,305, a decrease of 9,155 from November 30, 2016, due to the 7,000 options being exercised and the expiry of 2,155 options during the nine months ended August 31, 2017. The warrants outstanding as of August 31, 2017 represent 1,979,797 common shares issuable upon the exercise of 5,140,464 outstanding warrants, a decrease of 168,009 common shares (336,018 warrants) from November 30, 2016, due to the exercise of 336,018 warrants to purchase 168,009 common shares during the nine months ended August 31, 2017. The number of deferred share units outstanding as of August 31, 2017 is 85,950, an increase of 9,207 from November 30, 2016. As of October 10, 2017, the number of shares outstanding is 31,073,152.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet its commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates. Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash. The Company had no foreign currency hedges or other derivative financial instruments as of August 31, 2017. The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by approximately $3.9 million at August 31, 2017 from November 30, 2016, mainly a result of a lower cash balance and an increase in accounts payable, accrued liabilities and employee costs payable, partially offset by an increase in inventory and accounts receivable. We currently expect to satisfy our operating cash requirements until November 2017 from cash on hand, quarterly profit share payments from Par and Mallinckrodt, and, if necessary, proceeds from our at-the-market offering program. We are actively exploring partnership opportunities for both currently approved and yet-to-be-approved products, as well as potential international partnership opportunities for both existing and future products. While the Company has some flexibility with its level of expenditures, our future operations are highly dependent upon our ability to source additional capital to support advancing our product pipeline through continued R&D activities and to fund any significant expansion of our operations. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

As a R&D company, Intellipharmaceutics is eligible to receive investment tax credits from various levels of government under the SR&ED incentive programs. Depending on the financial condition of our operating subsidiary Intellipharmaceutics Corp., R&D expenses in any fiscal year could be claimed. Eligible R&D expenses included salaries for employees involved in R&D, cost of materials, equipment purchase as well as third party contract services. This amount is not a reduction in income taxes but a form of government refundable credits based on the level of R&D that the Company carries out.

Effective September 28, 2017, the maturity date for the Debenture was extended to October 1, 2018. The Company currently expects to repay the current outstanding principal amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

CAPITAL EXPENDITURES

Total capital expenditures in the three and nine months ended August 31, 2017 were $306,083 and $1,825,698 compared to $56,941 and $128,724 in the three and nine months ended August 31, 2016. Capital expenditures in fiscal 2017 related primarily to the purchase of plant and production equipment required to support our generic Seroquel XR® launch. We anticipate continued investment in fixed assets and equipment over the next several months due to the acceleration of product commercialization activities, the extent of which will depend on cash availability.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors. The Company has entered into capital lease agreements for laboratory equipment where the lease obligation will end in fiscal 2017. Operating lease obligations relate to the lease of premises for the combined properties, comprising the Company’s premises that it currently operates from at 30 Worcester Road as well as the adjoining property at 22 Worcester Road, which is indirectly owned by the same landlord, which will expire in November 2020 with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula, but does not currently expect to exercise this option in 2017.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	$	$	$	$	$
Third parties
Accounts payable	2,533,883	2,533,883	-	-	-
Accrued liabilities	512,025	512,025	-	-	-
Operating lease	622,206	191,448	430,758	-	-
Related parties			-
Employee costs payable	201,221	201,221	-	-	-
Convertible debenture	1,363,750	1,363,750	-	-	-
Total contractual obligations	5,233,085	4,802,327	430,758	-	-

CONTINGENCIES AND LITIGATION

From time to time, we may be exposed to claims and legal actions in the normal course of business. As at August 31, 2017, and continuing as at October 10, 2017, we are not aware of any pending or threatened material litigation claims against us, other than as described below.

In November 2016, we filed an NDA for our Oxycodone ER product candidate (abuse-deterrent oxycodone hydrochloride extended release tablets), relying on the 505(b)(2) regulatory pathway, which allowed us to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. We certified to the FDA that we believed that our Oxycodone ER product candidate would not infringe any of sixteen (16) patents associated with the branded product Oxycontin® (the “Oxycontin® patents”) listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book (the “Orange Book”), or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, we received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs or plaintiffs, had commenced patent infringement proceedings against us in the U.S. District Court for the District of Delaware in respect of our NDA filing for Oxycodone ER, alleging that Oxycodone ER infringes six (6) out of the sixteen (16) patents. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

As a result of the commencement of these legal proceedings, the FDA is stayed for 30 months from granting final approval to our Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the plaintiffs received notice of our certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties. A trial date for the Purdue litigation has been set for October 22, 2018. We are confident that we do not infringe the subject patents, and will vigorously defend against these claims.

In July 2017, the Company announced a purported class action complaint was filed in the S.D.N.Y Court (No. 1:17-cv-05761) by Shawn Shanawaz on behalf of himself and all others similarly situated against the Company and two of its executive officers. The complaint alleges that the Company and the executive officers violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.  Subsequently in August 2017, two additional substantially similar (in substance and relief sought) actions were filed by Guy Braverman (No. 1:17-cv-06045) and David Ducharme (No. 1:17-cv-06621) in the S.D.N.Y. Court. We anticipate that all three actions will be consolidated into one complaint. The Company and its management intend to vigorously defend against the allegations set forth in the complaints.

RELATED PARTY TRANSACTIONS

In January 2013, the Company completed the private placement financing of an unsecured Debenture in the principal amount of $1.5 million. The Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company, and is convertible at any time into common shares at a conversion price of $3.00 per common share at the option of the holder. Drs. Isa and Amina Odidi, our principal stockholders, directors and executive officers provided us with an original $1.5 million of the proceeds for the Debenture. In December 2016, a principal repayment of $150,000 was made on the Debenture. Effective September 28, 2017, the maturity date for the Debenture was extended to October 1, 2018. The Company currently expects to repay the current outstanding principal amount of $1,350,000 on or about October 1, 2018, if the Company then has cash available.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as of August 31, 2017. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in the reports it files or submits under securities legislation is recorded, processed, summarized and reported on a timely basis and that such information is accumulated and communicated to management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow required disclosures to be made in a timely fashion. Based on that evaluation, management has concluded that these disclosure controls and procedures were effective as of August 31, 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of our Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company’s internal control over financial reporting using the 1992 Internal Control-Integrated Framework developed by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of August 31, 2017. Management has not identified any material weaknesses or changes in the Company’s internal control over financial reporting as of August 31, 2017 that occurred during the nine months ended August 31, 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

A third party consultant was engaged to assist management in conducting a gap assessment relative to the Company’s plans to implement the COSO 2013 Internal Control – Integrated Framework. In the second quarter of 2017, we initiated the transition from the COSO 1992 Internal Control - Integrated Framework to the COSO 2013 Internal Control - Integrated Framework. Progress thus far has centered on strengthening our risk assessment process as well as our information technology policies and related documentation. We expect this transition to continue for the remainder of fiscal 2017 and into next fiscal year. Although we do not expect to experience significant changes in internal control over financial reporting as a result of our transition, we may identify significant deficiencies or material weaknesses and incur additional costs in the future as a result of our transition.

Changes in Internal Control over Financial Reporting

During the third quarter of 2017, there were no changes made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting, and specifically, there were no changes in accounting functions, board or related committees and charters, or auditors; no functions, controls or financial reporting processes of any constituent entities were adopted as the Company’s functions, controls and financial processes; and no other significant business processes were implemented.

OFF-BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of August 31, 2017, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a R&D company that received final FDA approval of our once daily generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules for the 15 and 30 mg strengths in November 2013. We depend significantly on the actions of our development partner Par in the prosecution, regulatory approval and commercialization of our generic Focalin XR® capsules and on their timely payment to us of the contracted quarterly payments as they come due. Our near term ability to generate significant revenue will depend upon successful commercialization of our products in the U.S., where the branded Focalin XR® product is in the market. Although we have several other products in our pipeline, and received final approval from the FDA for our generic Keppra XR® (levetiracetam extended-release tablets) for the 500 and 750 mg strengths, final approval from the FDA for our generic Glucophage XR® (metformin hydrochloride extended release tablets) in the 500 and 750 mg strengths and of our generic Seroquel XR® which is partnered with Mallinckrodt, the majority of the products in our pipeline are at earlier stages of development. We will be exploring licensing and commercial alternatives for our generic Keppra XR® and generic Glucophage XR® product strengths that have been approved by the FDA. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly, the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

We believe that the revenues derived from our generic Focalin XR® capsules are subject to wholesaler buying patterns, increased generic competition negatively impacting price, margins and market share consistent with industry post-exclusivity experience and, to a lesser extent, seasonality (as these products are indicated for conditions including attention deficit hyperactivity disorder which we expect may see increases in prescription rates during the school term and declines in prescription rates during the summer months). Accordingly, these factors may cause our operating results to fluctuate.

Since we commenced operations, we have incurred accumulated losses through August 31, 2017. We had an accumulated deficit of $69,362,523 as of August 31, 2017 and have incurred additional losses since such date. As we engage in the development of products in our pipeline, we will continue to incur further losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. Our ultimate success will depend on whether our product candidates receive the approval of the FDA or Health Canada and whether we are able to successfully market approved products. We cannot be certain that we will be able to receive FDA or Health Canada approval for any of our current or future product candidates, that we will reach the level of sales and revenues necessary to achieve and sustain profitability, or that we can secure other capital sources on terms or in amounts sufficient to meet our needs or at all.

Our business requires substantial capital investment in order to conduct the R&D, clinical and regulatory activities necessary and to defend against patent litigation claims in order to bring our products to market and to establish commercial manufacturing, marketing and sales capabilities. In the event that we do not obtain sufficient additional capital, it will raise substantial doubt about our ability to continue as a going concern and realize our assets and pay our liabilities as they become due.

Our cash outflows are expected to consist primarily of internal and external R&D, legal and consulting expenditures to advance our product pipeline and selling, general and administrative expenses to support our commercialization efforts. Depending upon the results of our R&D programs, the impact of the Purdue litigation and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain projects, or commence new ones. Any failure on our part to successfully commercialize approved products or raise additional funds on terms favorable to us, or at all, may require us to significantly change or curtail our current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in us not taking advantage of business opportunities, in the termination or delay of clinical trials or us not taking any necessary actions required by the FDA or Health Canada for one or more of our product candidates, in curtailment of our product development programs designed to identify new product candidates, in the sale or assignment of rights to our technologies, products or product candidates, and/or our inability to file ANDAs, ANDSs or NDAs at all or in time to competitively market our products or product candidates.

We set goals regarding the expected timing of meeting certain corporate objectives, such as the commencement and completion of clinical trials, anticipated regulatory approval and product launch dates. From time to time, we may make certain public statements regarding these goals. The actual timing of these events can vary dramatically due to, among other things, insufficient funding, delays or failures in our clinical trials or bioequivalence studies, the uncertainties inherent in the regulatory approval process, such as failure to secure requested product labeling approvals, requests for additional information, delays in achieving manufacturing or marketing arrangements necessary to commercialize our products and failure by our collaborators, marketing and distribution partners, suppliers and other third parties to fulfill contractual obligations. In addition, the possibility of a patent infringement suit regarding one or more of our product candidates could delay final FDA approval of such candidates and materially adversely affect our ability to market our products. Even if we are found not to infringe any patent claims or the claims are found invalid or unenforceable, defending any such infringement claims could be expensive and time-consuming and could distract management from their normal responsibilities. If we fail to achieve one or more of our planned goals, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and our latest Form 20-F, and other public documents filed on SEDAR and EDGAR.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s latest Annual Information Form, our latest Form F-3 (including any documents forming a part thereof or incorporated by reference therein), and latest Form 20-F, can be located under the Company’s profile on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.